EXHIBIT 19.1

To Our Shareholders:

     The comparative results of operations of Chicago Rivet & Machine Co. for the first quarter of 1999 and 1998 are summarized below.

     Results for the first quarter of 1999 were excellent. Driven by continued strength in the automotive industry, the net sales and lease revenues increased to $12,517,480 during the quarter, compared with $11,672,949 recorded during the first quarter of 1998. All of the increase is attributable to the fastener segment of our operations, where revenues increased 10.6% to $9,737,327 compared with $8,800,610 during the same period in 1998. Revenues within the assembly equipment segment declined slightly to $2,780,153 in the first quarter of 1999, compared to $2,872,339 during the first quarter of 1998.

     Net income improved significantly, amounting to $1,152,460 or $1.00 per share on 1,153,496 average shares outstanding during the quarter, compared with $914,820, or $.78 per share on 1,169,100 average shares outstanding during the first quarter of 1998. The success of ongoing efforts to control manufacturing costs, combined with the significant increase in volume, are the major factors contributing to the quarter to quarter improvement in results within the fastener segment. Within the assembly equipment segment, operating results trail the year earlier period primarily due to reduced unit sales and a somewhat less favorable product mix compared to the first quarter of 1998.

     On an overall basis, we are pleased with the excellent results achieved during the first quarter. While demand within the fastener segment exceeded our expectations, the concerted and dedicated efforts of employees in all areas enabled us to successfully meet the needs of our customers, and, to do so profitably. Market conditions within the assembly segment are not as strong as we would like, and competition continues to be a factor that adversely affects both volume and pricing. While this segment of our business continues to be profitable, margins are not as robust as they have been in the past. We are increasing our efforts to solicit new business within this segment, and we continue to work toward reducing our manufacturing costs. Our products and service are among the best in the market, and we expect to maintain, or improve, our market position in the months ahead.

     The 1999 annual meeting of shareholders will be held at the Company's headquarters in Naperville, Illinois at 10:00 AM on Tuesday, May 11, 1999. All shareholders are cordially invited to attend. Formal notice of the meeting and proxy materials, including the Company's 1998 Annual Report to Shareholders were distributed early in April. If you have not already completed and returned your proxy, we ask that you do so at your earliest convenience, even if you plan to attend the meeting. Thank you.

                              Respectfully yours,


          John A. Morrissey                            John C. Osterman
             Chairman                                      President

April 23, 1999

     The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which will be filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, fluctuations in general economic conditions, consumer demand, the gain or loss of a key customer, and the price and availability of the Company's primary raw materials. Therefore, readers are cautioned not to place undue reliance upon such forward-looking statements.



                          CHICAGO RIVET & MACHINE CO.
                 Summary of Consolidated Results of Operations


                                                For the Three Months Ended:
                                                 March 31,       March 31,
                                                   1999            1998
                                                   ----            ----

Net sales and lease revenue.................     $12,517,480     $11,672,949
Income before taxes.........................       1,740,460       1,424,820
Income after taxes..........................       1,152,460         914,820
Net income per share........................            1.00             .78
Average shares outstanding..................       1,153,496       1,169,100

(All figures subject to year end audit)



                                       15